Exhibit 99.1

Annexure 1

S. No	Details Required	Information of such event

a)	Name of the target entity, details in brief such as size, turnover etc.

DCCPL is a cement manufacturing plant which has a facility of Granulated Blast Furnace Slag /Cement – 200 KTPA & Ready-Mix Concrete – 40,000 m3pa. The plant is operational and is located at Maina Village at Goa which is ~1km from Value Added Business of Vedanta Limited.

The revenue of DCCPL for last three years

•   FY 2021 Revenue: INR 4.3 Crore

•   FY 2020 Revenue: INR 4.6 Crore

•   FY 2019 Revenue: INR 3.5 Crore

b)	Whether the acquisition would fall within related party transaction(s) and whether the promoter/ promoter group/ group companies have any interest in the entity being acquired? If yes, nature of interest and details thereof and whether the same is done at “arm’s length”	No

c)	Industry to which the entity being acquired belongs	Manufacturing of Cement

d)	Objects and effects of acquisition (including but not limited to, disclosure of reasons for acquisition of target entity, if its business is outside the main line of business of the listed entity)	The acquisition will enhance the Group’s portfolio with Cement and help develop additional synergies through vertical integration.

e)	Brief details of any governmental or regulatory approvals required for the acquisition	None

f)	Indicative time period for completion of the acquisition	SMCL has entered into Share Purchase Agreement dated November 02, 2021

g)	Nature of consideration - whether cash consideration or share swap and details of the same	The consideration is in the form of cash

h)	Percentage of shareholding / control acquired and / or number of shares acquired	SMCL will acquire management control and hold 100% of the paid-up capital of DCCPL

i)	Cost of acquisition or the price at which shares are acquired	Share Purchase Price is INR 14 Crore

j)	Brief background about the entity acquired in terms of products/ line of business acquired, date of incorporation, history of last 3 years turnover, country in which the acquired entity has presence and any other significant information (in brief)

DCCPL is a cement manufacturing plant which has a facility of Granulated Blast Furnace Slag /Cement ~200 KTPA & Ready-Mix Concrete – 40,000 m3pa. The plant is operational and is located at Maina Village at Goa. The revenue of DCCPL for last three years

•   FY 2021 Revenue: INR 4.3 Crore

•   FY 2020 Revenue: INR 4.6 Crore

•   FY 2019 Revenue: INR 3.5 Crore